UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

UFP Technologies, Inc.

(Name of Issuer)

Common Stock - $.01 Par Value

(Title of Class of Securities)

902673102

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902673102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard L. Bailly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,000

	6.	Shared Voting Power 217,371

	7.	Sole Dispositive Power 24,000

	8.	Shared Dispositive Power 217,371

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,371

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer UFP Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 172 East Main Street Georgetown, Massachusetts 01833

Item 2.
	(a)	Name of Person Filing Richard L. Bailly
	(b)	Address of Principal Business Office or, if none, Residence 172 East Main Street Georgetown, Massachusetts 01833
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock, $.01 par value
	(e)	CUSIP Number 902673102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 241,371
(b) Percent of class: 4.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 24,000
(ii) Shared power to vote or to direct the vote 217,371
(iii) Sole power to dispose or to direct the disposition of 24,000
(iv) Shared power to dispose or to direct the disposition of 217,371

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a) Not Applicable
(b) Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date
/s/ Richard L. Bailly
Signature
Richard L. Bailly
Name/Title